

SMARTSODA HOLDINGS, INC.

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

(Expressed in United States Dollars)



INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
SmartSoda Holdings, Inc.
Beachwood, Ohio

We have reviewed the accompanying financial statements of SmartSoda Holdings, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the years ending December 31, 2022, and December 31, 2021 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 26, 2023
Los Angeles, California

SMARTSODA HOLDINGS INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash, cash equivalents & restricted cash	$	482,127	$	224,518
Accounts receivable		304,071		479,758
Loan to Smart Soda UK Ltd		85,164		40,585
Deposit on Inventory Asset		109,500		-
Inventory		322,261		-
Prepaid and Other Current Assets		18,519		-
Total current assets		**1,321,643**		**744,861**
Property and equipment, net		35,085		7,261
The right-of-use asset (ROU)		383,356		-
Equity Investment (Smart Soda UK Ltd)		133,811		-
Total assets	**$**	**1,873,895**	**$**	**752,122**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	-	$	-
Current Portion of Loan Payable		16,634		6,950
Other current liabilities		35,643		23,105
Total current liabilities		**52,277**		**30,055**
Long Term Loan (SBA Disaster Loan)		684,500		691,450
Other Loan Payable (Auto loan)		32,333		-
Lease Liability		353,974		-
Total liabilities		**1,123,083**		**721,505**
STOCKHOLDERS' EQUITY				
Common Stock		2,903		2,528
Preferred Stock		69		41
Series B Preferred Stock		192		-
Additional Paid in Capital		5,662,882		1,487,210
Equity issuance costs		(4,609)		(4,609)
Retained earnings/(Accumulated Deficit)		(4,910,626)		(1,454,553)
Total stockholders' equity		**750,811**		**30,617**
Total liabilities and stockholders' equity	**$**	**1,873,895**	**$**	**752,122**

See accompanying notes to financial statements.

SMARTSODA HOLDINGS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2022**	**2021**
(USD $ in Dollars)		
Net revenue	$ 918,450	$ 914,577
Cost of goods sold	252,098	441,296
Gross profit	666,352	473,281
Operating expenses		
General and administrative	3,038,727	1,469,858
Sales and marketing	475,828	303,405
Total operating expenses	3,514,555	1,773,263
Operating income/(loss)	(2,848,203)	(1,299,982)
Interest Expense	27,487	-
Other Loss/(Income)	-	(25,675)
Income/(Loss) before provision for income taxes	(2,875,690)	(1,274,307)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (2,875,690)**	**$ (1,274,307)**

See accompanying notes to financial statements.

SMARTSODA HOLDINGS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stock Class A		Preferred Stock		Series B Preferred Stock		Additional Paid in Capital	Equity Issuance Costs	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance—December 31, 2020	**21,280,585** $	**2,128**	**400,000** $	**40**	**-** $	**-**	$ **477,312** $	**(4,609)** $	**(180,246)** $	**294,625**
Issuance of common stock	3,995,550	400			-	-	709,899	-	-	710,299
Issuance of preferred stock			13,637	1	-	-	299,999			300,000
Net income/(loss)	-	-	-	-	-	-	-	-	(1,274,307)	(1,274,307)
Balance—December 31, 2021	**25,276,135** $	**2,528**	**413,637** $	**41** -	**-** $	**-**	$ **1,487,210** $	**(4,609)** $	**(1,454,553)** $	**30,617**
Issuance of common stock	3,750,400	375					3,875,700	-	-	3,876,075
Issuance of preferred stock			280,356	28	1,917,617	192	299,972			300,192
Prior Year Adjustment									(580,383)	(580,383)
Net income/(loss)	-	-	-	-	-	-	-	-	(2,875,690)	(2,875,690)
Balance—December 31, 2022	**29,026,535** $	**2,903**	**693,993** $	**69** -	**1,917,617** $	**191.8**	$ **5,662,882** $	**(4,609)** $	**(4,910,626)** $	**750,811**

SMARTSODA HOLDINGS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2022**		**2021**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(2,875,690)	$	(1,274,307)
Depreciation		28,557		4,884
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Accounts receivable		(128,285)		(263,971)
Desposits on Inventory		(109,500)		
Inventory		(313,566)		16,584
Prepaids and Other Current Assets		(18,519)		
Amount due from Amount Due from Smart Soda UK Ltd		(44,579)		(40,585)
Accounts payable		(9,166)		(2,250)
Other current liabilities		35,807		3,908
Net cash provided/(used) by operating activities		**(3,434,941)**		**(1,555,737)**
Net cash provided/(used) in investing activities				
Purchase of Property and Equipment		(63,641)		(7,261)
Equity Investment		(133,811)		
Net cash provided/(used) in investing activities		**(197,452)**		**(7,261)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on loans		35,067		534,125
Issuance of stock		3,996,524		1,010,299
Net cash provided/(used) by financing activities		**4,031,591**		**1,544,424**
Change in cash		399,198		(18,573)
Cash, cash equivalents, and restricted cash—beginning of year		82,929		243,091
Cash, cash equivalents, and restricted cash—end of year	**$**	**482,127**	**$**	**224,518**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

SmartSoda Holdings Inc. was formed on February 15, 2019 ("Inception") in the State of Delaware.   The financial statements of SmartSoda Holdings Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Beachwood, OH.

Smart Soda is an elite healthy beverage provider, offering a unique platform that provides both commercial and individual customers access to unlimited alkaline water, including vitamin-infused flavored sparkling alkaline waters, and sodas. All flavored waters and sodas are made with only organic cane sugar (or zero sugar) that are 100% natural, vegan, kosher, antioxidant rich, gluten free, and can be CBD infused.

Smart Soda's exclusive rent-to-own program allows commercial customers to serve their patrons the industry's premier beverage options. Our all-in-one, all-inclusive solution, which brings together market-leading waters and sodas, financing, and service, our customers can streamline processes while they generate additional revenue locally bottling and selling water and soda drawn from their machine. And with zero upfront investment, our program allows them to show positive ROI from day one.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $154,032 and $0, respectively.

Account Receivables

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2022, and December 31, 2021, the company had no allowance for doubtful accounts against such.

Inventory

Inventories consist primarily of consist primarily of finished goods, smart sodas, and water dispensers. Inventories are recorded using a combination of FIFO and average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Fixed Asset Computers	3-7 years
Furniture & Fixtures	3-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

SmartSoda Holdings Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense. The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

Income is principally comprised of revenues earned by the Company as part of the sale of its beverage products.

Cost of sales

Costs of goods sold include the cost of purchased product and packaging and supplies

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $475,828 and $303,405, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 26, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

The cumulative effects of the changes made to our condensed consolidated balance sheet as of the beginning of 2022 as a result of the adoption of the accounting standard update on leases were as follows:

	As filed December 31, 2021	Recognition of Operating Leases	Total Effects of Adoption	With effect of lease accounting standard update January 1, 2022
Assets				
Right of use asset, net	$ -	$ 377,768	$ 377,768	$ 377,768
Liabilities				
Current portion of lease obligation	-	-	-	$ -
Lease obligation	-	377,768	377,768	$ 377,768
Deferred rent current	-	-	-	$ -
Deferred rent non-current	-	-	-	$ -
Equity				
Retained Earnings	-	-	-	$ -
Total	$ -	$ -	$ -	$ -

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022	2021
Finished goods	$ 322,261	$ -
Total inventories	**$ 322,261**	**$ -**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other Current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Prepayments to Vendors	$ 11,483	$ -
Other Current Assets	$ 7,036	
Total Prepaid and Other Current Assets	**$ 18,519**	**$ -**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Federal Income Tax Payable	$ 2,847	$ 1,953
Accrued Interest	25,929	-
Payroll Liabilities	6,866	21,152
Total other current liabilities	**$ 35,643**	**$ 23,105**

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

We have authorized the issuance of 250,000,000, shares of our Common Stock with a par value of $0.0001. As of December 31, 2022, and December 31, 2021, 29,026,535 shares and 25,276,135 shares of Common Stock were issued and are outstanding, respectively.

Preferred Stock

We have authorized the issuance of 5,000,000, shares of Preferred Stock with a par value of $0.0001. As of December 31, 202 and December 31, 2021, 693,993 and 413,637 shares of preferred stock were issued and are outstanding, respectively.

As of December 31, 2022, 1,917,617shares of Series B Preferred Stock were issued and are outstanding.

SMARTSODA HOLDINGS INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
FOR YEARS ENDED TO DECEMBER 31, 2022 AND DECEMBER 31, 2021

6. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2022					For the Year Ended December 2021				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA Disaster Loan	$ 700,000	3.75%	Fiscal year 2020	2050	25,929	25,929	6,950	684,500	717,379	-	-	6,950	691,450	698,400
Loan Payable Van	$ 49,439		08/30/2022	8/30/2027	-	-	9,684	32,333	42,017	-	-	-	-	-
Total					$ 25,929	$ 25,929	$ 16,634	$ 716,833	$ 759,396	$ -	$ -	$ 6,950	$ 691,450	$ 698,400

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	16,634
2024	16,634
2025	16,634
2026	16,634
Thereafter	666,931
Total	$ 733,467

Lease

During 2021, the company entered into an operating lease agreement mostly for certain of business premises. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured.. The cumulative effects of the changes made to our balance sheet as of December 31, 2022, as a result of the adoption of the accounting standard update on leases were as follows:

	December 31, 2022
Lease liability	
Beginning balance	$ 377,768
Additions	$ -
Lease payments	(23,794)
Balance at end of period	$ 353,974

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

	December 31, 2022
2023	$ 26,286
2024	29,038
2025	32,079
2026	35,438
2027	39,149
Thereafter	191,985
Total	$ **353,974**
Check	$ -

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021, consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (644,581)	$ (267,604)
Valuation Allowance	644,581	267,604
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (949,699)	$ (305,118)
Valuation Allowance	949,699	305,118
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $4,522,376 and the Company had state net operating loss ("NOL") carryforwards of approximately $4,522,376. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions

8. RELATED PARTY

During 2021 and 2022, the Company loaned $85,164 in the form of an inter-company loan to Smart Soda UK Limited (a subsidiary located in the United Kingdom). The loan will bear no interest; and the loan will be repaid in 24 monthly payments. As of December 31, 2022 and December 31, 2021, the outstanding balance was $85,164 and $40,585, respectively, and the entire amount is classified under total current asset.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 26, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,957,703, an operating cash flow loss of $3,434,941 and liquid assets in cash of $482,127, which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.